

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 14, 2023

Gerardo Cruz Celaya
Chief Financial Officer
Coca-Cola FEMSA, S.A.B. de C.V.
Calle Mario Pani No. 100
Santa Fe Cuajimalpa
Cuajimalpa de Morelos
05348, Ciudad de México, México

> **Re: Coca-Cola FEMSA, S.A.B. de C.V.**
> **Form 20-F for the Year Ended December 31, 2022**
> **Filed April 17, 2023**

Dear Gerardo Cruz Celaya:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Manufacturing